Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES (UNAUDITED)

	2006		2005		2004		2003	2002
EARNINGS
Income (loss) before income taxes	$93,752		$79,438		$41,016		$(10,028)	$(6,625)
Equity in earnings of affiliates	(621)		(455)		(646)		(485)	(182)
Net interest expense (excluding capitalized interest)	50,910		71,117		36,845		49,877	42,017
Portion of rent expense under long-term operating leases representative of an interest factor	2,230		3,045		994		950	806
Total earnings available for fixed charges	$146,271		$153,145		$78,209		$40,314	$36,016

FIXED CHARGES
Interest expense (including capitalized interest)	$50,910		$71,117		$37,696		$50,288	$42,467
Portion of rent expense under long-term operating leases representative of an interest factor	2,230		3,045		994		950	806
Total fixed charges	$53,140		$74,162		$38,690		$51,238	$43,273
	2.8	x	2.1	x	2.0	x	(1)	(2)

(1)             Earnings did not cover charges by $10.9 million.

(2)             Earnings did not cover charges by $7.3 million.